500 Oracle Parkway Redwood Shores California 94065	phone 650.506.7000 oracle.com

February 17, 2011

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-5546

Re: Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2010

Filed July 1, 2010

File No. 000-51788

Dear Mr. Gilmore:

This letter responds to the comments set forth in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated February 3, 2011, regarding Oracle’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Form 10-K for the Fiscal Year Ended May 31, 2010

Part III (incorporated by reference to your definitive proxy statement filed on September 7, 2010)

Executive Compensation

Annual Performance Cash Bonus, page 30

1.

You state that your executive compensation program is designed primarily to incentivize and reward the achievement of financial and performance goals and that your annual performance cash bonus plan is formula-based and seeks to motivate your senior executives by rewarding them when your annual financial performance goals are met or exceeded. In future filings please disclose your annual financial and performance goals as well as actual results or, alternatively, provide us with your analysis of why such disclosure is either immaterial or not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: We respectfully advise the Staff that the purpose of our executive cash bonus plan is to incentivize our executives to continue to increase our non-GAAP pre-tax profits over the prior fiscal year, as opposed to achieving a specific profitability target. As disclosed in our proxy statement filed with the SEC on September 7, 2010 (the “2010 Proxy Statement”), each named executive officer received a specified percentage of any year-over-year growth in our non-GAAP pre-tax profits. Therefore, we disclosed in our 2010 Proxy Statement all of the material terms of our executive cash bonus program, which we consider to be the following:

(1)	The bonus formula: Each named executive officer received a specified percentage of any annual growth in our non-GAAP pre-tax profits, and we disclosed each named executive officer’s percentage.

(2)	The financial metric used: The only metric was our annual growth in non-GAAP pre-tax profits, and we disclosed what comprised that financial metric.

(3)	The reasons for using the financial metric: We must achieve an increase in our annual non-GAAP pre-tax profits in order for the named executive officers to receive any cash bonus, and we disclosed why we believe this aligns our named executive officers’ interests with our business goals.

(4)	The actual bonus amount: Each of our named executive officers received an annual cash bonus determined by his/her formula, and we disclosed the actual bonus amount they received.

In addition, as per our response to comment 2 below, in future filings, we will disclose the actual results by disclosing the amount of our annual growth in non-GAAP pre-tax profits.

We believe that the above mentioned disclosure provides investors with all of the material information necessary to understand our executive cash bonus plan as required by Instruction 1 to Item 402(b) of Regulation S-K. Respectfully, we therefore do not believe disclosure of annual financial performance goals is

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

material to an understanding of our compensation policies or decisions regarding our named executive officers.

2.	You disclose that the bonuses of your named executive officers are equal to a specified percentage of the growth in your non-GAAP pre-tax profits over the preceding fiscal year but do not disclose this amount. In future filings, please disclose the amount of the growth in your non GAAP pre-tax profits over the preceding fiscal year. Please also disclose how and why the specified percentage for each of your named executive officers was chosen as well as the reasons for choosing non-GAAP pre-tax profits as the metric used in your fiscal 2010 executive bonus plan.

Response: In future filings, we will disclose the amount of our growth in non-GAAP pre-tax profits over the preceding fiscal year.

We respectfully advise the Staff that, as disclosed in our 2010 Proxy Statement, in setting the specified percentage for each named executive officers’ bonus, the Compensation Committee uses its subjective judgment to determine the appropriate incentives to adequately motivate and reward our executives, rather than using a specific formula or targeting a specific dollar amount. For example, Mr. Ellison’s bonus formula has the highest percentage for the reasons described on page 34 of our 2010 Proxy Statement (in particular, because “he is not only our CEO with overall responsibility for our business strategy, operations and corporate vision, he is also our founder who has guided Oracle for more than 30 years and who the Compensation Committee believes is vital to our success as a company going forward”). As disclosed in our 2010 Proxy Statement, the Compensation Committee set the bonus formulas for the other named executive officers using the subjective and collective judgment of the members of the committee after consulting with our CEO. However, in future filings, we will expand on our disclosure of how the Compensation Committee decided upon the specific formula for the other named executive officers by focusing on the most material subjective criteria for different individuals.

Throughout the Compensation Discussion and Analysis section of the 2010 Proxy Statement, we discussed the financial metric we used in our executive cash bonus plan and why we use this metric. In future filings, we will continue to provide, and will expand on or revise when necessary or appropriate, the following reasons

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

that this metric was selected but will do so in one place with a descriptive heading:

—	The metric we use emphasizes the creation of stockholder value through annual growth in our company-wide, pre-tax profits on a non-GAAP basis.

—	Non-GAAP pre-tax profitability is regularly used by our management to understand, manage and evaluate our business and make operating decisions.

—

The Compensation Committee believes using this metric further aligns our executives’ interests with our business goals because it requires improved financial performance before any bonus under the executive cash bonus plan is paid.

Long-term Incentive Compensation-Stock Options, page 31

3.	We note your disclosure of the factors that the Compensation Committee considers in determining the size of option grants to your named executive officers. In future filings, please additionally disclose how the Compensation Committee decided upon the specific size of the options grants to your named executive officers. For example, how did the Compensation Committee determine that Mr. Ellison should be given an option grant of 7,000,000 shares while Mr. Epstein received an option grant of 500,000 shares?

Response: We respectfully advise the Staff that, as disclosed in our 2010 Proxy Statement, the Compensation Committee considers a number of factors in determining the size of option grants to our named executive officers and does not have a formula by which it determines which of the listed factors is more or less important. For example, the Compensation Committee does not target a dollar value, but instead makes a subjective decision on the amount it believes is needed to retain and motivate these executives given that the awards only have value if our long-term stock price increases and the executive remains with us.

In particular, and as we disclosed in our 2010 Proxy Statement under the heading “Determination of Executive Compensation Amounts for Fiscal 2010,” Mr. Ellison received the largest equity award based on the Compensation Committee’s subjective evaluation of, among other matters, his contributions to our superior

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

financial performance in fiscal 2010, the critical role he plays in executing our business and acquisition strategies, the unique contributions he makes to Oracle as its founder and to provide an incentive for superior stock price performance. As discussed in our 2010 Proxy Statement, the Compensation Committee recognized that Mr. Ellison has a significant equity interest in Oracle, but believed he should still receive annual incentive compensation because Mr. Ellison plays an active and vital role in our operations, strategy and growth.

In future filings, we will expand on our disclosure of how the Compensation Committee decided upon the specific size of the option shares granted to our other named executive officers by focusing on the most material subjective criteria for different individuals. For example, Ms. Catz received the next largest option grant because of her significant responsibility as a President, which included not only assisting our CEO with setting our overall business strategy but also executing on that strategy. As disclosed on page 33 of the 2010 Proxy Statement, Mr. Kurian received a large stock option grant because he was promoted during fiscal 2010, whereas Mr. Epstein received half the number of option shares that he received in fiscal 2009 because his fiscal 2009 grant was an initial hire option grant, which is often higher than an annual option grant. However, and as disclosed in our 2010 Proxy Statement, the size of a given stock option grant was a subjective decision by the Compensation Committee, and there was no specific formula to explain the differences among individuals.

Item 15. Exhibits and Financial Statement Schedules, page 80

4.	It appears that one of the exhibits that you have filed with the Form 10-K and listed in the exhibit index omits certain other exhibits or schedules. Please explain to us why Exhibit 10.19 (a $2 billion 364-Day Revolving Credit Agreement dated as of March 18, 2008), which is incorporated by reference to exhibit 10.29 of the Form 8-K filed on March 21, 2008, omits exhibits and schedules that are part of this Exhibit 10.19. Additionally, it is unclear to us whether you continue to utilize this credit agreement as there does not appear to be any disclosure regarding it on page 70 under the subheading “Revolving Credit Agreements.” Please refile a complete copy of this exhibit and explain to us why you have not provided disclosure regarding this credit agreement in the Form 10-K. Please see Item 601 of Regulation S-K.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Response: We did not provide disclosure regarding this credit agreement in the Form 10-K because no amount was outstanding under the agreement during our fiscal years ended May 31, 2010 and 2009. The credit agreement expired pursuant to its terms on March 17, 2009, which was during the fiscal year prior to the fiscal year ended May 31, 2010 reported in the Form 10-K. We nevertheless continued to include this exhibit, including a schedule containing the dollar amounts of the various commitments under this agreement, in our Form 10-K because it had been entered into not more than two years before such filing in accordance with Item 601(10) of Regulation S-K. We respectfully submit that the credit agreement is no longer material to Oracle or its stockholders and that filing a complete copy containing all exhibits and schedules at this point in time would suggest otherwise. To the extent we enter into future similar agreements that are material, we will in future filings include the related exhibits and schedules as required by Item 601 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page 88

5.	We note that you disclose a separate line item for amortization of intangible assets within operating expenses. Please tell us how you considered including amortization of intangible assets expense within the related costs of goods sold or services provided.

Response: We make a periodic assessment of the manner in which we present amortization of intangible assets in our Consolidated Statements of Operations and consider whether certain amounts should be included as a component of cost of goods sold or cost of services. Our most recent evaluations were performed during our third quarter of fiscal 2010 in connection with our acquisition of Sun Microsystems, Inc. and again in the fourth quarter of fiscal 2010 as a part of our annual reporting processes. Our primary considerations are the significance of the amortization expenses that would be allocated to cost of goods sold and cost of services, and whether making such an allocation would assist the users of our financial statements in better understanding our results of operations. A secondary consideration is the fact that we do not present a gross profit subtotal

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

for any of our revenue lines on our statement of operations, and we are not aware of specific financial reporting requirements to include amortization of intangibles within cost of goods sold. We believe the allocation of a portion of intangible asset amortization to cost of goods sold and to cost of services, while presenting all other intangible asset amortization as a separate line item within our consolidated statements of operations, would not present our results of operations more clearly and would be more confusing to the users of our financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 91

6.	We note you determine estimated selling price (ESP) by considering several external and internal factors including pricing practices, margin objectives, competition geographies, internal costs and stage of the product lifecycle. Please provide us, and expand your disclosures to provide, a more detailed explanation of how you determine ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. For example, please clarify whether you typically apply a gross profit margin to your estimated costs in order to determine ESP and how gross profit margins and costs are determined. Please refer to ASC 605-25-50-2.

Response: The process we have followed to determine estimated selling price (“ESP”) for non-software products and services begins with management’s consideration of our overall pricing model and objectives. Management then considers how the relevant market conditions and entity-specific factors affect those pricing objectives. As noted in our disclosure, management considers many factors in establishing the ESP. Our principal method of evaluating the ESP is a review of historical transactions, including transactions where the underlying products were sold on a standalone basis. We then consider other relevant factors such as discounting, the nature of the customer, geographic pricing differences, technological changes and competitive factors. For example, we consider the

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

geographic location of the respective customers as product pricing varies throughout our international locations due to factors such as cost of living adjustments. Furthermore, the product pricing for different types of customers in those geographic locations may vary as well, including whether the customer is a distributor, value added reseller, governmental agency, or direct end user. We do not apply a gross margin to estimated costs to determine ESP. We will supplement our disclosure in our upcoming 10-K filing to enhance the discussion of our consideration of historical pricing when determining ESP.

7.	We note your disclosures on page 9 regarding Lifetime Support policy. Please describe for us the terms of these programs, the different levels of support, how these are priced and packaged with your products, and your related revenue recognition policies.

Response: Our Lifetime Support policy, originally announced at Oracle Open World in September 2005, includes three levels of software license updates and product support for our software products. The first level is Premier Support which is available for the first five years from the general availability date of all product releases, the second level is Extended Support which is available for an additional three years, and the third level is Sustaining Support which is available thereafter. We rarely sell Extended or Sustaining support packaged with software products.

Premier Support is priced as a percentage of net license fees based on our global support pricing policies. We may charge an uplift of 10% for Extended Support depending on many factors including, but not limited to, the age and complexity of the product, the technical resources available to work on a product, the difficulty of supporting it, the number of customers running the product, the number and availability of hardware platforms on which it runs and the cost of supporting the product. Sustaining Support is priced at the Premier Support price in the customer’s Premier Support contract, with no uplift.

The support services for each offering are provided by our global support organization. We view these offerings as a continuum of our software license

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

updates and product support offering and we recognize revenue for these offerings ratably over the support contract period. In the case of first year support sold in connection with a software license, we defer the fair value of the support contract, determined based upon our having established vendor specific objective evidence (VSOE) of fair value, and recognize that value ratably over the support contract period. As stated above we rarely sell Extended or Sustaining support in multiple element arrangements. For those rare multiple element arrangements that do include Extended or Sustaining support, we generally recognize the software license revenue once the criteria of revenue recognition have been met because we have established VSOE of fair value for our support offerings.

8.	As a related matter, we note on your web-site that Oracle has waived Extended Support fees for a number of major Oracle product lines for 2010 and 2011. Please describe for us the impact of waiving these fees on your related revenue recognition.

Response: As described above, Extended Support fees represent an uplift of 10% of the annual support value related to a given customer’s support contract. The impact of waiving the uplift fee is a reduction in the related support revenue that would otherwise be recognized over the contract period. As noted in our response to question 7, we rarely sell Extended or Sustaining support packaged with software products.

Note 9. Restructuring Activities, page 112

9.	We note that you present a summary of the restructuring costs for your different business segments. Please tell us how you considered providing this disclosure by each major type of cost associated with the activity. Please refer to ASC 420-10-50-1.

Response: During each reporting period, we consider the requirements of ASC 420-10-50-1 in assessing the restructuring activities we have undertaken and determining the disclosures to be provided in our periodic filings. We consider both qualitative and quantitative factors in determining the form and content of

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

our disclosures in order to provide meaningful information to readers. Quantitative factors that we assess include total expected plan costs to be incurred, the total expected plan costs remaining to be incurred, the amount of expenses incurred in the current fiscal period and the total cash payments made in the current fiscal period under each of the respective restructuring plans, amongst other factors. Qualitative factors that we assess include evaluating which of our consolidated financial statements are most significantly impacted by the restructuring activities, with a focus on the impacts to our current and future fiscal periods’ statements of operations, amongst other factors. To the extent we consider the required disclosures to be immaterial, we apply judgment to either condense or omit such disclosures. We perform a similar evaluation for any comparative period information that we present in our Form 10-K or Form 10-Q and also consider the level of detailed information available in our previous filings to make the information presented in the current period financial statements meaningful to readers.

In our fiscal 2010 Form 10-K, we provided operating segment level disclosures for our two most significant restructuring plans as these plans most significantly impacted our consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows for the most recent fiscal year presented. The significant majority of costs accrued under these plans related to employee severance (only $70 million of the $628 million costs accrued for these plans related to costs other than employee severance). In our future Form 10-K and Form 10-Q filings, we will modify our footnote to more clearly disclose the nature of the costs that are included in each of the line items presented.

Note 18. Legal Proceedings, page 131

10.

We note your disclosure on page 134 that “[you] do not believe that the outcome of any of these claims or any of the above mentioned legal matters will have a materially adverse effect on our consolidated financial position, results of operations or cash flows.” Note that if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made.

Response: We make a quarterly assessment of legal matters for purposes of providing legal advice to management on such matters and, consequently, determining how those matters should be treated in the context of the accounting and disclosure requirements of ASC 450-20-50. For those matters that we have determined that it is reasonably possible that a loss exceeding amounts already recognized may be incurred, we do not believe the estimated range of additional loss, either individually or in the aggregate, will have a material effect on our consolidated financial position, results of operations or cash flows. We also believe our disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Acknowledgments

In connection with our response to your comments, Oracle acknowledges the following:

•	Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

If you have any further questions, please contact me or Christopher Ing, Assistant General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ William Corey West

William Corey West
Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC

Joyce Sweeney, Staff Accountant, Division of Corporation Finance, SEC

Philip Rothenberg, Staff Attorney, Division of Corporation Finance, SEC

Jeff Epstein, Executive Vice President and Chief Financial Officer, Oracle Corporation

Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation

Christopher Ing, Assistant General Counsel and Assistant Secretary, Oracle Corporation